UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, May 12, 2003, and entitled “Orbotech Announces First Quarter 2003 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at March 31, 2003.

3.	Registrant’s Condensed Consolidated Statement of Operations for the Three Month Period ended March 31, 2003.

4.	Press release issued by the Registrant on, and dated, May 12, 2003, and entitled “Orbotech to Deliver its new AOI Product for Flat Panel Display Production”.

*             *             *             *             *             *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

CONTACT:	COMPANY CONTACT:
Evan Smith	Adrian Auman, Corporate Vice President
KCSA Public Relations Worldwide	Investor Relations, Director of Finance
(212) 682-6300	Orbotech Ltd.
www.kcsa.com	+972-8-942-3560
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH ANNOUNCES FIRST QUARTER 2003 RESULTS

YAVNE, ISRAEL — May 12, 2003 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the first quarter ended March 31, 2003.

Revenues for the first quarter of 2003 totaled $54.2 million, compared to the $51.1 million recorded in the first quarter a year ago. Net income for the first quarter of 2003 was $1.0 million, or $0.03 per share (diluted), compared with net loss of $2.7 million, or $0.09 per share (diluted), in the first quarter of 2002. Excluding a restructuring charge of $1.0 million, net of taxes, the reported net loss for the first quarter of 2002 was $1.7 million, or $0.05 per share (diluted).

Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs were $17.6 million in the first quarter of 2003, compared to $19.5 million in the fourth quarter, and $17.3 million in the first quarter, of 2002. Sales of flat panel display (“FPD”) inspection equipment were $14.5 million, compared to $15.0 million in the fourth quarter, and $11.2 million in the first quarter, of last year. Sales of equipment to the PCB industry relating to assembled PCBs were $4.5 million, compared to $5.3 million in the fourth quarter, and $5.0 million in the first quarter, of last year. Sales of automatic check reading products were $1.8 million in the first quarter of 2003, compared to $1.7 million in the fourth quarter, and $1.6 million in the first quarter, of 2002. In addition, service revenue for the first quarter increased to $15.8 million from $15.4 million in the fourth quarter of 2002, and decreased from $16.0 million in the first quarter of 2002.

The Company completed the quarter with cash equivalents and short-term and long-term cash investments of approximately $150 million, the same amount as at year end. The Company had a positive operating cash flow for the quarter of approximately $8.2 million. Non-operating disbursements totaled approximately $8.0 million, including $1.2 million in capital expenditures, $3.1 million in additional investments in three private Israeli technology companies and a $3.6 million loan repayment to the Government of Israel in connection with the settlement reached in 2001 with the Israeli Office of the Chief Scientist (“OCS”) for the early payment of royalties arising from previous OCS grants to the Company.

Despite the continuing effects of the depressed economic activity and capacity underutilization throughout the global electronics industry, the Company returned to profitability in the quarter. The Company’s ability to predict future trends in the flow of orders for its systems remains limited, and it believes that existing, very difficult conditions will continue to prevail in the near future. The Company is optimistic that demand for its products will recover, and it is confident that its continued emphasis on research and development, as well as its strong financial condition, will continue to provide a sound base for future growth.

Commenting on the results, Yochai Richter, Chief Executive Officer, said: “Our first quarter operating results were in line with our expectations of a modest return to profitability, despite the continued, very harsh business and economic environment. We began to reap the benefits of our cost reduction program, which resulted this quarter in a 10% decrease in operating expenses as compared to the previous quarter. In addition, we continue to introduce new and innovative solutions for both PCB and FPD manufacturers, which demonstrates our ongoing commitment to technological leadership and our overall strength in the electronics industry.”

An earnings conference call is scheduled for Monday, May 12, 2003, at 9:00 a.m. EST. The dial-in number for the conference call is 773-756-4600, and a replay will be available, on telephone number 402-998-0482, until May 23, 2003. The pass code is Q1. A live web cast of the conference call and replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other check processing organizations. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT MARCH 31, 2003

	March 31	December 31
	2003	2002
	(Unaudited)	(Audited)
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	115,410	96,687
Short-term investments	19,650	34,781
Accounts receivable:
Trade	85,000	85,705
Other	21,823	23,789
Inventories	65,490	68,441

Total current assets	307,373	309,403

INVESTMENTS AND NON-CURRENT RECEIVABLES:
Long-term investments	15,388	18,638
Investments in companies	10,620	7,622
Non-current trade receivables	183	307
Severance pay fund	11,922	11,243
Deferred income taxes	1,994	1,996

	40,107	39,806

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	21,325	21,784

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	15,688	16,176

	384,493	387,169

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Current maturity of long-term liability	2,921	2,976
Accounts payable and accruals:
Trade	13,799	15,237
Other	43,095	42,436

Total current liabilities	59,815	60,649

ACCRUED SEVERANCE PAY	19,876	19,180

LONG-TERM LIABILITY TO THE GOVERNMENT OF ISRAEL, net of current maturity	8,397	11,906

Total liabilities	88,088	91,735

SHAREHOLDERS' EQUITY:
Share capital	1,612	1,612
Additional paid-in capital	95,248	95,423
Deferred stock compensation	(374)	(471)
Retained earnings	222,128	221,101
Accumulated other comprehensive income	115	93

	318,729	317,758
Less treasury stock, at cost	(22,324)	(22,324)

Total shareholders' equity	296,405	295,434

	384,493	387,169

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003

			12 months
	3 months ended		ended
	March 31		December 31
	2003	2002	2002
	(Unaudited)		(Audited)
	U.S. dollars in thousands (except per share data)
REVENUES	54,212	51,130	216,368
COST OF REVENUES	31,287	30,203	130,284

GROSS PROFIT	22,925	20,927	86,084
RESEARCH AND DEVELOPMENT COSTS—net	9,808	10,844	42,193
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	11,885	12,012	50,184
AMORTIZATION OF INTANGIBLE ASSETS	600	627	2,521
RESTRUCTURING COSTS		1,186	10,733

OPERATING INCOME (LOSS)	632	(3,742)	(19,547)
FINANCIAL INCOME—net	728	592	2,888

INCOME (LOSS) BEFORE TAXES ON INCOME	1,360	(3,150)	(16,659)
TAXES ON INCOME	190	(410)	(1,099)

INCOME (LOSS) BEFORE SHARE IN LOSSES OF ASSOCIATED COMPANY	1,170	(2,740)	(15,560)
SHARE IN LOSSES OF ASSOCIATED COMPANY	(143)		(233)

NET INCOME (LOSS) FOR THE PERIOD	1,027	(2,740)	(15,793)

EARNINGS (LOSS) PER SHARE:
BASIC	$0.03	($0.09)	($0.49)

DILUTED	$0.03	($0.09)	($0.49)

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE:
BASIC	31,976	31,876	31,972

DILUTED	32,085	31,876	31,972

FOR IMMEDIATE RELEASE

CONTACT:	COMPANY CONTACT:
Evan Smith	Adrian Auman, Corporate Vice President
KCSA Public Relations Worldwide	Investor Relations, Director of Finance
(212) 682-6300	Orbotech Ltd.
www.kcsa.com	+972-8-942-3560
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH TO DELIVER ITS NEW AOI PRODUCT

FOR FLAT PANEL DISPLAY PRODUCTION

— SuperVision 650 System Meets Demand for 6th Generation Technology —

YAVNE, ISRAEL — May 12, 2003 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced the expected delivery this week, to a leading Japanese flat panel display (“FPD”) manufacturer, of its new SuperVision 650 FPD automated optical inspection (“AOI”) system.

The SuperVision 650 is the world’s first FPD-AOI system capable of meeting the inspection needs of 6th generation FPD manufacturers. The system features advanced, high-speed inspection of panels of up to 1,550 x 1,850 mm in size, and will assume flagship status among Orbotech’s extensive range of yield-enhancing solutions for FPD manufacturers. These include several FPD-AOI product lines, notably the InVision AOI series designed for fabrication plants utilizing “inline” equipment configuration, as well as an array of data analysis software tools and metrological add-ons. The Company believes that its thin film transistor LCD inspection solutions currently constitute the most comprehensive such offerings available.

Commenting on the introduction of the SuperVision 650 system, Nobohiru HigashiIriki, President of Orbotech Japan Ltd., said: “The SuperVision 650 is the culmination of an intensive process of research and development involving the re-definition of design concepts and the implementation of new technologies, and constitutes a genuine breakthrough in automated optical inspection. Not only can it support glass panels about twice as big as the largest of those previously manufactured, it does so at faster speeds, and with finer detection sensitivity, than existing AOI systems. Orbotech’s introduction of the system at this critical juncture, when the FPD industry is evolving to 6th generation panel sizes, demonstrates its ongoing commitment to meeting customers’ needs by offering them solutions which significantly improve their yield-management and process control practices.”

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other check processing organizations. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide advanced technologies and sophisticated solutions designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ AMICHAI STEINBERG

Amichai Steinberg
Corporate Vice President for Finance
and Chief Financial Officer

Dated: May 13, 2003